SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 425

                         Pursuant to Rule 425 under the
                             Securities Act of 1933




                              AVIATION GROUP, INC.
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             (Exact name of registrant as specified in its charter)

           TEXAS                          O-10124                75-2631373
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(State or other jurisdiction of    (Commission File Number)    (IRS Employer
incorporation or organization)                               Identification No.)



700 N. Pearl Street, Suite 2170
         Dallas, Texas                                             75201
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(Address of principal executive offices)                         (Zip Code)


Registrant's telephone number, including area code  (214) 922-8100.

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     Set forth below is the text of the Press Release dated November 8, 2000.



                    TRAVELBYUS.COM & AVIATION GROUP SETS DATE

                  FOR BUSINESS COMBINATION VOTE BY SHAREHOLDERS

         Dallas, Texas and White Rock, B.C. November 8, 2000- travelbyus.com ltd. (Toronto Stock Exchange: TBU; Frankfurt Stock Exchange: TVB) and Aviation Group, Inc. (Nasdaq SmallCap: AVGP) announced today that their registration materials have become effective with the United States Securities & Exchange Commission. Consequently, each company has scheduled a special meeting of shareholders for December 20, 2000 to approve the proposed business combination of the two companies. Approval of the business combination has been unanimously approved and recommended by the boards of directors of both companies. Completion of the business combination is also conditioned on final approval by an Ontario court.

         When the combination is completed, travelbyus.com shareholders will own approximately 95% of the combined company, with the remainder owned by Aviation Group shareholders. The name of the combined company will be changed to travelbyus, Inc. travelbyus, Inc. has been assigned "TRIP" as its new trading symbol by the Nasdaq Stock Market to become effective when the business combination closes shortly after the shareholder approvals.

         Management confirmed today that, if the combination is completed, the combined companies will create a content-rich, e-commerce-based provider of travel services of significant size, with greater access to U.S.-based capital markets. "The completion of the business combination will allow us to continue aggressively in our quest to build a dominant travel service enterprise", said Bill Kerby, travelbyus.com and Aviation Group CEO.

         The December 20, 2000 meetings will be held in Toronto, Canada (for travelbyus.com) and Dallas, Texas (for Aviation Group, Inc.), both set for 11:00 am Eastern Standard Time. Shareholders of record on October 25, 2000 will be eligible to vote at the Aviation Group meeting, and shareholders of record on November 8, 2000 will be eligible to vote at the travelbyus.com meeting.

         travelbyus.com is a clicks and mortar travel company that is integrating carefully selected traditional travel companies into its travelbyus.com website and centralized call center. Through the travelbyus.com Web site, consumers have the ability to book travel reservations worldwide. In addition to offering consumers travel options through the Internet, travelbyus.com also offers the consumer travel options through 1-800-i-travel call centers and traditional travel agencies. Since April 1999, travelbyus.com has focused on completing strategic acquisitions to build the components of travelbyus.com's business model, which include product offerings, distribution, marketing and technology. travelbyus.com provides a broad range of travel products, targeted primarily at the leisure customer, including airline tickets, cruise packages and ground packages.

         Aviation Group provides services and products to airline companies and other aviation firms primarily in the United States. Aviation Group's businesses consist of painting and paint stripping services for commercial and freight aircraft and the manufacture, sale and repair of aircraft batteries and aircraft and truck weighing scales. Aviation Group's subsidiary, Global Leisure Travel, Inc., is primarily engaged in the wholesale and retail sale of travel packages for both domestic and Pacific Island and Australian destinations. Travel packages created by Global Leisure include airline tickets, hotel accommodations, automobile rentals and other land components. Global Leisure contracts with vendors and primarily markets the packages directly to retail travel agents.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of any securities in any state or Canadian province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. Prospective investors are urged to read the joint proxy statement/prospectus and registration statement filed with the Securities and Exchange Commission by Aviation Group in connection with its proposed arrangement with travelbyus.com. These documents are available for free at the Securities and Exchange Commission's EDGAR website at www.sec.gov and may be obtained for free from Aviation Group upon request.

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the ability to close the proposed transaction disclosed above, dependence on certain vendors, changes in the travel industry, seasonability of business, risk of future losses from operations, regulation and development of the Internet, brand identification of travelbyus.com's business, declines in travel commission rates, technological changes, the ability to sell all or a portion of Aviation Group's businesses, environmental regulation and increased competition in the on-line travel services industry. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, and other risk factors identified in public filings by Aviation Group or travelbyus.com under "Risk Factors." Aviation Group and travelbyus.com do not undertake any obligation to update these forward-looking statements for revisions or changes after the date of this press release.


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Contacts:
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travelbyus.com ltd.:                       Aviation Group, Inc.:
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 Bill Kerby                                Lee Sanders
 Chief Executive Officer                   Chairman
 Telephone:  (604) 541-2400                Telephone:(214) 922-8100, ext. 1100
 E-Mail:  bkerby@travelbyus.com            E-Mail: lsanders@aviationgroup.com
          ---------------------                    --------------------------

                                           Richard Morgan
                                           Executive Vice President, CFO
                                           Telephone: (214) 922-8100, ext. 1102
                                           E-Mail: rmorgan@aviationgroup.com
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Press Contacts:
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North America:      Barry S. Kaplan
                    Telephone:  (732) 747-0702
                    E-Mail: smallkap@aol.com
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Europe:             Christopher Bruening
                    Telephone:  49 61 96 88 00 210
                    E-Mail: cbruening@vmr.de
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